      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1996
                                                     REGISTRATION NO. 333-03189
============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, D.C. 20549
                                                ----------------
                                       AMENDMENT NO. 1 TO
                                                  FORM S-3
                                  REGISTRATION STATEMENT
                                                   UNDER
                               THE SECURITIES ACT OF 1933
                                               ----------------
                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               11-2534306
      (STATE OF INCORPORATION)                (I.R.S. EMPLOYER ID. NO.)

   1101 PENNSYLVANIA AVENUE, N.W.                  BERNARD A. GIROD
             SUITE 1010                    HARMAN INTERNATIONAL INDUSTRIES,
       WASHINGTON, D.C. 20004                        INCORPORATED
           (202) 393-1101             1101 PENNSYLVANIA AVENUE, N.W., SUITE 1010
  (ADDRESS AND TELEPHONE NUMBER OF             WASHINGTON, D.C. 20004
  REGISTRANT'S PRINCIPAL EXECUTIVE                 (202) 393-1101
              OFFICES)                    (NAME, ADDRESS AND TELEPHONE NUMBER
                                                  OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:
      ROBERT A. PROFUSEK, ESQ.                    LAURA PALMA, ESQ.
     JONES, DAY, REAVIS & POGUE              SIMPSON THACHER & BARTLETT
        599 LEXINGTON AVENUE                    425 LEXINGTON AVENUE
      NEW YORK, NEW YORK 10022                NEW YORK, NEW YORK 10017
           (212) 326-3939                          (212) 455-2000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE
WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===========================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.  A+
+ REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH
THE+
+ SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR
MAY+
+ OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT+
+ BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL
OR+
+ THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE+
+ SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE+ + UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES+
+ LAWS OF ANY STATE. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                    SUBJECT TO COMPLETION, DATED MAY 13, 1996

                                4,000,000 SHARES
      [LOGO OF
HARMAN INTERNATIONAL          HARMAN INTERNATIONAL
    APPEARS HERE]           INDUSTRIES, INCORPORATED

                                  COMMON STOCK

  Of the 4,000,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by the Company and 2,000,000 shares are being sold by the Selling Stockholders (the "Offering"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. The Common Stock of the Company is traded on the New York Stock Exchange (the "NYSE") under the symbol "HAR." On May 10, 1996, the last reported sale price of the Common Stock on the NYSE was $48.375 per share. See "Price Range for Common Stock."

  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================
                                    Underwriting
                       Price    Discounts and  Proceeds to     Proceeds to
                     to Public Commissions (1) Company(2)  Selling Stockholders
- --------------------------------------------------------------------------------
Per Share...........   $            $             $                $
Total(3)............  $            $             $                $
============================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses of the Offering, which will be paid by the Company, estimated at $675,000.
(3) The Company and certain Selling Stockholders have granted to the Underwriters 30-day options to purchase up to 600,000 additional shares of Common Stock, pro rata, solely to cover over-allotments, if any. If the Underwriters exercise these options in full, Price to Public will total
    $     , Underwriting Discounts and Commissions will total $   , Proceeds to
    Company will total $      and Proceeds to Selling Stockholders will total
    $     .

  The shares of Common Stock are offered by the several Underwriters named herein, as and if delivered to and accepted by the Underwriters and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about May , 1996.
                                   -----------

MONTGOMERY SECURITIES
                DONALDSON, LUFKIN & JENRETTE
                   SECURITIES CORPORATION
                                            LEHMAN BROTHERS
                                                               J.P. MORGAN & CO.

                                  May  , 1996

                                                The Infinity Compositions
                                                Prelude loudspeaker system
[ART APPEARS HERE]        provides home theatre and
                                                musical playback through 4-way,
                                                full range front speakers and
                                                quadrapole surrounds.


JBL's EON is a series of compact, portable professional sound reinforcement systems.


The Soundcraft Broadway digitally controlled audio console provides powerful theatre audio production capabilities in a flexible automated desk.


The Mark Levinson Reference No. 33 Amplifier features a vertical design to optimize power distribution and operating temperature.


      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere and incorporated by reference in this Prospectus. See "Available Information" and "Incorporation of Certain Information by Reference." References to fiscal years shall mean the fiscal year ended on June 30 of such year. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment options and that the Common Stock is offered to the public at $50.00 per share, the closing sale price for the Common Stock on the NYSE on May 3, 1996, the last full day of trading prior to the date of this Prospectus.

  Except for historical information contained in this Prospectus and in the documents incorporated in this Prospectus by reference, the matters discussed herein and therein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including without limitation, the effect of economic conditions, product demand, competitive products and other risks detailed herein and in the Company's other filings with the Securities and Exchange Commission (the "Commission"). See "Risk Factors."

                                  THE COMPANY

  Harman International Industries, Incorporated (together with its subsidiaries, "Harman" or the "Company") is a worldwide leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the consumer, professional and original equipment manufacturer ("OEM") markets. For almost 50 years, the Company and its predecessors have been leaders and innovators in creating loudspeaker and electronic products that deliver superior sound. The Company believes that its JBL, Infinity and Harman Kardon brand names are well-known worldwide for premium quality and performance. In order to expand and capitalize upon this reputation, Harman has invested significant management and capital resources over the years in developing an international design, engineering, manufacturing and marketing capability that enables it to respond effectively to customer needs, assure product quality and increase manufacturing efficiency.

  In the last three years, the Company's operations have been repositioned to provide better customer focus and improved efficiency. The Company's operations are now centered around three primary Groups: the Consumer Group, the Professional Group and the OEM Group. During this same three-year period, the Company completed a number of strategic acquisitions to improve its competitive position in terms of market, product and technology. These acquisitions include AKG Akustische u. Kino-Gerate Gesellschaft m.b.H. ("AKG"), a leading manufacturer of microphones based in Austria; Studer Revox AG ("Studer"), a leading manufacturer of broadcast and recording systems based in Switzerland; Becker GmbH ("Becker"), a high technology manufacturer of automotive head units (radio/cassette deck/CD player units) based in Germany; and Madrigal Audio Laboratories, Inc. ("Madrigal"), the manufacturer of one of the most prestigious brands of consumer electronic products, Mark Levinson, based in Connecticut. Through these acquisitions, the Company believes it has positioned each Group to offer a more complete line of products, thereby enabling the Company to compete more effectively in its markets.

STRATEGY AND OPPORTUNITIES

  The Company's strategy emphasizes utilization of its strengths to establish a strong worldwide market position in the consumer, professional and OEM high-fidelity audio markets. Management believes that significant opportunities exist in market segments where an in-depth knowledge of sound reproduction coupled with strong digital signal processing and manufacturing capabilities give Harman a competitive advantage.

  CONSUMER GROUP

  The Company designs, manufactures and markets loudspeakers under the JBL and Infinity brand names for the consumer market. The Company also designs, manufactures and markets a broad range of consumer electronic products. During fiscal 1995, the Company's principal consumer electronics division, Harman Kardon, Incorporated ("Harman Kardon"), achieved record sales, and in the first three quarters of fiscal 1996, sales increased substantially over sales in the same period of fiscal 1995. The Company's principal loudspeaker divisions, JBL Incorporated ("JBL") and Infinity Systems, Inc. ("Infinity"), also achieved record sales in the nine months ended March 31, 1996. The Company continues to capitalize on these strong brand names by targeting growing markets, such as home theater, and by developing new and innovative products. The Company continually seeks to improve its market position in its core loudspeaker business by introducing new products that offer greater efficiency and reduced size.

  PROFESSIONAL GROUP

  The Company is a leading manufacturer and marketer of professional audio electronics equipment, including loudspeakers, amplifiers, mixing consoles, signal processing equipment, microphones and effects devices. Such products are marketed on a worldwide basis under various trade names, including JBL, Soundcraft, Allen & Heath, DOD, Lexicon, AKG, dbx, BSS, Turbosound, Orban, Spirit and Studer.

  The acquisitions of AKG in September 1993 and Studer in March 1994 enable the Professional Group to supply a complete range of professional audio products and turnkey systems to the principal segments of the industry, including broadcast and recording, sound reinforcement and musical instrument support. The Professional Group is developing digital systems that are integrated by means of a proprietary digital architecture that permits all of the components to communicate and allows for a single point of control. The ability to integrate all of the audio components in the system also provides the opportunity for better performance and lower costs.

  OEM GROUP

  Automotive Audio Systems. Harman is one of the world's largest manufacturers of premium branded automotive OEM audio systems. During the past few years, the Company has invested heavily to streamline its manufacturing operations and establish relationships with new customers. During fiscal 1995 and the first three quarters of fiscal 1996, the Company's OEM Group recorded significant sales increases due to an increase in the number of automobile models offering the Company's audio systems and higher penetration levels within existing models. The Company's largest automotive OEM customer, Chrysler, offers Infinity branded audio systems as options in thirteen different models. During fiscal 1995, the Company began selling Harman Kardon premium branded systems to Saab, Jaguar and Range Rover. Through the acquisition of Becker in 1995, Mercedes, BMW and Porsche were added as customers. During the first nine months of fiscal 1996, the Company began to sell premium branded Harman Kardon systems to BMW for the 3-Series and Infinity branded systems to Chrysler for the Jeep Grand Cherokee and Minivan in Europe. Other customers include Ford, Mitsubishi and Toyota.

  The Company believes significant growth opportunities continue to exist in the automotive OEM market through higher penetration levels within existing models, increases in the number of models offering the Company's audio systems and the addition of new automotive OEM customers. Furthermore, the acquisition of Becker permits the OEM Group to offer completely integrated audio systems that include the head unit, amplifiers, loudspeakers and associated electronics for the first time. The Company believes this integrated audio system provides a platform for further expansion into associated automotive electronic products such as communication, security and navigation.

  Audio for Computers. During the first nine months of fiscal 1996, the Company began to design and manufacture branded audio systems and loudspeakers for manufacturers of personal computers. The Company intends to develop such computer OEM systems in parallel with its automotive OEM business.

Through an alliance with Compaq Computer Corporation, the Company has designed a series of audio systems that will be incorporated as standard equipment in Compaq's new Presario line of personal computers. Engineering and design have been in process for more than a year as Harman and Compaq sought to create high-performance audio for computers. The Harman designed and manufactured systems will be badged "JBL-Pro." First production began in a dedicated new facility in Northridge, California in early May 1996.

  Initial shipments of a complete Harman Kardon surround sound system were made to Gateway 2000 during April 1996. The surround sound system is offered by Gateway as an option on its new product, named Destination. The Destination product is a new generation of "TV computers" that combines familiar personal computer functions with traditional home high fidelity and television reception functions. The software incorporated in Destination, which facilitates reception of detailed television program information, has been developed by the Company's Harman Interactive Group and is branded Harman Smart TV. The Company is in discussions with a number of additional computer makers to whom it hopes to market Harman Smart TV and OEM audio and loudspeaker systems.

  The Company was incorporated in Delaware in 1980. The Company's principal executive offices are located at 1101 Pennsylvania Avenue, NW, Suite 1010, Washington, DC 20004. The Company's telephone number is (202) 393-1101.

RECENT DEVELOPMENTS

  For the nine months ended March 31, 1996, the Company's sales and operating income increased 19% and 20%, respectively, from the same period in the prior year. The Company reported earnings per share of $2.17 for the nine months ended March 31, 1996, compared to $1.74 for the nine months ended March 31, 1995. These significantly improved earnings were the result of strong sales by all Groups, increased operating leverage and new products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  THE OFFERING

Common Stock offered by the Company.................   2,000,000 shares
Common Stock offered by the Selling Stockholders....   2,000,000 shares
Common Stock to be outstanding after the Offering...  18,270,953 shares(1)
Use of Proceeds by the Company......................  To repay outstanding indebtedness
NYSE Symbol.........................................  HAR

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                      NINE MONTHS ENDED
                                                 FISCAL YEARS ENDED JUNE 30,         MARCH 31,
                                            -------------------------------------------------      -----------------
                                              1991      1992     1993     1994      1995        1995     1996
                                            --------   --------   --------   --------   --------      -------- --------
                                                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS DATA(2):
 Net sales..............................    $586,941  $604,454 $664,913 $862,147 $1,170,224 $827,818 $988,482
 Gross profit...........................    136,613    164,622   190,563   269,162       364,081  260,598   300,831
 Operating income..................       3,385       27,547     41,255     66,332        87,449     62,031    74,417
 Income (loss) before taxes, minority
  interest and extraordinary items....(20,646)  5,893      18,570     42,686        61,157    41,339    51,612
 Net income (loss)......................     (19,764)   3,487     11,246     25,664        41,161    27,466    35,253
 Net income (loss) per common share...$(2.15) $.37     $  .99     $   1.83     $     2.58    $   1.74   $   2.17
 Weighted average number of common
  shares outstanding....................       9,195     9,371     11,367      14,042       15,980    15,858    16,177
                                                                                               MARCH 31, 1996
                                                                                               -----------------------
                                                                                            ACTUAL  AS ADJUSTED(3)
                                                                                                -------- --------------
                                                                                                (UNAUDITED)
BALANCE SHEET DATA:
 Working capital..................................................................... $344,363    $344,363
 Total assets........................................................................       985,507      985,507
 Short-term debt.....................................................................     34,763        34,763
 Long-term debt......................................................................  354,074       261,869
 Shareholders' equity................................................................ 311,715      403,920

- --------
(1) Excludes 1,172,538 shares of Common Stock issuable upon the exercise of outstanding options as of April 30, 1996 with a weighted average exercise price of $25.77 per share granted under the Company's various executive incentive plans.
(2) All periods reflect the 5% stock dividend declared in August 1995.
(3) Adjusted to reflect the application of the estimated net proceeds from the sale of 2,000,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom to repay outstanding indebtedness. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

  Prospective purchasers should carefully consider the following risk factors and other information contained in this Prospectus in evaluating an investment in the Common Stock offered hereby.

DEPENDENCE ON KEY CUSTOMERS

  Sales to Chrysler accounted for 10.2% of the Company's consolidated net sales for the nine months ended March 31, 1996. The Company's next largest customers, Mercedes Benz, Circuit City and Ford, accounted for an aggregate of approximately 20% of its consolidated net sales for the nine months ended March 31, 1996. The loss of any one of these significant customers could have a material adverse effect on the Company.

DEPENDENCE ON CONSUMER SPENDING

  The Company's sales are dependent to a substantial extent on discretionary spending by consumers, which may be adversely impacted by economic conditions affecting disposable consumer income and retail sales. In addition, sales of the Company's audio products to the automotive OEM market are dependent on the overall success of the automobile industry, as well as the willingness, in many instances, of automobile purchasers to pay for the option of a premium branded automotive audio system.

ACQUISITION STRATEGY

  A significant element of the Company's growth strategy has been the acquisition of complementary businesses. The Company anticipates that it may continue to make such acquisitions from time to time to the extent they are compatible with the Company's long-term strategy. The integration of newly acquired businesses into the Company presents certain risks in addition to those presented by growth through internal development, including additional demands on management time and attention. In addition, certain of the Company's acquisitions have been of businesses that had suffered losses prior to acquisition by the Company, including AKG in September 1993, Studer in March 1994 and Becker in February 1995.

DEPENDENCE ON SUPPLIERS

  The Company is dependent upon certain unaffiliated domestic and foreign suppliers for various components, parts, raw materials and certain finished products. Some of the Company's suppliers produce products that compete with the Company's products. Although the Company believes that the loss of any one or more of its suppliers would not have a long-term material adverse effect on the Company because other suppliers would be able to fulfill the Company's requirements, the loss of certain of such suppliers could, in the short term, adversely affect the Company's business until alternative suppliers could be activated. The Company has begun using multiple vendors and has thus limited its reliance on any single supplier. Arrangements with foreign suppliers are also subject to the risks of doing business abroad, such as import duties, trade restrictions, work stoppages, foreign currency fluctuations, political instability and other factors which could have an adverse effect on the Company.

COMPETITION

  The high fidelity audio products business is fragmented and highly competitive. Many manufacturers, large and small, domestic and foreign, offer audio systems that vary widely in price and quality and are marketed through a variety of channels, including audio specialty stores, discount stores, department stores and mail order firms. Certain competitors of the Company have financial and other resources greater than those of the Company. There can be no assurance that the Company will continue to compete effectively against existing or new competitors that may enter its markets.

CURRENCY EXCHANGE RATES

  The Company's operations are subject to fluctuations in foreign currency exchange rates. Significant assets and operations of the Company are located in Europe and Asia. In addition, the Company purchases certain foreign-made products. The Company hedges a portion of its foreign currency exposure and, due to the multiple currencies involved in the Company's business, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Restated Certificate of Incorporation, as amended (the "Certificate"), and its By-Laws, as amended (the "By-Laws"), may make it more difficult for a third party to make, or may discourage a third party from making, an acquisition proposal for the Company or initiating a proxy contest and may thereby inhibit a change in control of the Company or the removal of incumbent management or directors. See "Certain Provisions of the Certificate, the By-Laws and Delaware Law."

                                USE OF PROCEEDS

  The net proceeds from the sale of 2,000,000 shares of Common Stock offered by the Company, after deducting estimated underwriting discounts and offering expenses, are estimated to be approximately $92,205,000 ($106,137,000 if the Underwriters' over-allotment options are exercised in full) based on the closing price of the Common Stock set forth on the cover page of this Prospectus. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Company intends to use its net proceeds to repay a portion of the outstanding indebtedness under its unsecured revolving credit facility due September 2000 ($212.6 million outstanding as of March 31, 1996). As of March 31, 1996, the effective interest rate on the aggregate indebtedness to be repaid with the net proceeds from the Offering was approximately 5.80%. After the repayment of indebtedness described above, the Company will, on a pro forma basis as of March 31, 1996, have an aggregate of $144.6 million of borrowing capacity under its unsecured revolving credit facility and approximately $120.4 million of total borrowings outstanding. In September 1995, the Company incurred $9.8 million of this indebtedness in the acquisition of Madrigal and in March 1996 the Company incurred $7.6 million of this indebtedness as a result of making the final payment for the acquisition of Becker.

                          PRICE RANGE FOR COMMON STOCK

  The Company's Common Stock is traded on the NYSE under the symbol "HAR." The following table sets forth, for the periods indicated, the high and low sale prices of shares of the Common Stock as reported on the NYSE.

 FISCAL YEAR    FISCAL QUARTER ENDED             HIGH   LOW
 -------------------    -----------------------------------              -------   -------
    1994     September 30, 1993................................  $20.953 $16.548
             December 31, 1993.................................   27.858  17.977
             March 31, 1994....................................   32.024  25.953
             June 30, 1994.....................................   29.763  23.334
    1995     September 30, 1994................................   33.334  24.048
             December 31, 1994.................................   36.191  30.477
             March 31, 1995....................................   40.001  34.048
             June 30, 1995.....................................   39.048  32.382
    1996     September 30, 1995................................   49.750  35.596
             December 31, 1995.................................   48.875  39.750
             March 31, 1996....................................   41.250  32.000
             June 30, 1996 (through May 10, 1996)...............   50.250  37.375

                                DIVIDEND POLICY

  No cash dividends were paid on the Company's Common Stock until a cash dividend of $.04 per share was paid for the fourth quarter of fiscal 1994. During fiscal 1995, the Company declared dividends of $.18 per share, with a dividend of $.04 per share declared for each of the first two quarters and a dividend of $.05 per share declared for the third and fourth quarters. During the current fiscal year, dividends of $.05 per share have been declared for each of the first three quarters. The third quarter dividend is to be paid on May 29, 1996 to each stockholder of record as of the close of business on May 15, 1996. In addition, in August 1995 the Company declared a special 5% stock dividend. In deciding whether to pay dividends in the future, the Company's Board of Directors will consider factors it deems relevant, including the Company's earnings and financial condition and its working capital and capital expenditure requirements. Accordingly, past dividend payments are not necessarily indicative of future dividends. In addition, the payment of dividends is subject to certain restrictions contained in the Company's revolving credit facility, indenture notes, senior notes and senior subordinated notes. Management does not believe that such restrictions materially limit the Company's ability to pay future dividends consistent with its dividend history.

                                  CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company at March 31, 1996 and as adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $48.375 per share and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                                     MARCH 31, 1996
                                                                                      ---------------------
                                                                                       (UNAUDITED)
                                                                             ACTUAL   AS ADJUSTED
                                                                             -----------    -------------------
                                                                          (IN THOUSANDS, EXCEPT
                                                                                SHARE AMOUNTS)
Short-term debt:
  Notes payable................................................... $  21,831       $     21,831
  Current portion of long-term debt......................   12,932              12,932
                                                                              ----------     -----------------
    Total short-term debt...................................... $  34,763       $     34,763
                                                                             =======    ==========
Long-term debt:
  Senior notes...................................................... $ 17,500        $     17,500
  Other senior debt..............................................  226,774             134,569
  Senior subordinated notes................................  109,800             109,800
                                                                              ---------        ---------------
    Total long-term debt......................................  354,074             261,869
Minority interest................................................      3,896                 3,896
Shareholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares au-
   thorized; none issued and outstanding................      --                       --
  Common Stock, par value $0.01 per share; 50,000,000
   shares authorized; 16,269,503 shares issued and
   outstanding; 18,269,503 shares issued and outstanding,
   as adjusted(1)................................................          160                    180
  Additional paid-in capital................................  182,950            275,135
  Equity adjustment from foreign currency translation....   (2,621)   (2,621)
  Retained earnings............................................  131,226            131,226
                                                                              ---------        ---------------
    Shareholders' equity......................................  311,715            403,920
                                                                              ---------        ---------------
       Total capitalization.................................... $669,685          $669,685
                                                                           =======        ========

- --------
(1) Excludes 1,169,988 shares of Common Stock issuable upon the exercise of outstanding options as of March 31, 1996 with a weighted average exercise price of $25.70 granted under the Company's various executive incentive plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below as of and for each of the fiscal years in the five-year period ended June 30, 1995 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated financial data presented below for the nine-month periods ended March 31, 1996 and 1995 and as of March 31, 1996 are derived from the unaudited condensed consolidated financial statements of the Company. In the opinion of the Company's management, such unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position of the Company and results of operations for the periods presented. The results of operations for the nine-month period ended March 31, 1996 are not necessarily indicative of results to be expected for the fiscal year ending June 30, 1996. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus and the consolidated financial statements of the Company and its subsidiaries incorporated herein by reference. See "Incorporation of Certain Information by Reference."

                                                                                        NINE MONTHS ENDED
                                    FISCAL YEARS ENDED JUNE 30,        MARCH 31,
                          --------------------------------------------------    ---------------------
                            1991      1992     1993      1994        1995       1995       1996
                          --------    --------   --------  ---------  ----------   --------  -----------
                                                                                                  (UNAUDITED)
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA(1):
 Net sales..............  $586,941  $604,454 $664,913  $ 862,147  $1,170,224  $827,818   $988,482
 Cost of sales..........   450,328   439,832  474,350    592,985     806,143   567,220    687,651
                          --------  -------- --------  ---------  ----------  --------   --------
  Gross profit..........   136,613   164,622  190,563    269,162     364,081   260,598    300,831
 Selling, general and
  administrative
  expenses..............   133,228   137,075  149,308    202,830     276,632   198,567    226,414
                          --------  -------- --------  ---------  ----------  --------   --------
 Operating income.......     3,385    27,547   41,255     66,332      87,449    62,031     74,417
 Interest expense.......    23,917    21,075   23,566     22,110      25,284    19,064     21,682
 Other expenses (in-
  come).................       114       579     (881)     1,536       1,008     1,628      1,123
                          --------  -------- --------  ---------  ----------  --------   --------
 Income (loss) before
  taxes, minority inter-
  est and extraordinary
  item .................   (20,646)    5,893   18,570     42,686      61,157    41,339     51,612
 Income tax expense
  (benefit).............      (882)    2,406    7,324     16,248      19,642    13,466     16,332
 Minority interest......       --        --       --          26          80       133         27
                          --------  -------- --------  ---------  ----------  --------   --------
 Income (loss) before
  extraordinary item....   (19,764)    3,487   11,246     26,412      41,435    27,740     35,253
 Extraordinary item, net
  of income taxes.......       --        --       --        (748)       (274)     (274)       --
                          --------  -------- --------  ---------  ----------  --------   --------
 Net income (loss)......  $(19,764) $  3,487 $ 11,246  $  25,664  $   41,161  $ 27,466   $ 35,253
                          ========  ======== ========  =========  ==========  ========   ========
 Income (loss) per
  common share before
  extraordinary item....  $  (2.15) $    .37 $    .99  $    1.88  $     2.60  $   1.76   $   2.17
                          ========  ======== ========  =========  ==========  ========   ========
 Net income (loss) per
  common share..........  $  (2.15) $    .37 $    .99  $    1.83  $     2.58  $   1.74   $   2.17
                          ========  ======== ========  =========  ==========  ========   ========
 Weighted average number
  of common shares
  outstanding...........     9,195     9,371   11,367     14,042      15,980    15,858     16,177
                                             JUNE 30,
                          --------------------------------------------------             MARCH 31,
                            1991      1992     1993      1994        1995                  1996
                          --------  -------- --------  ---------  ----------            -----------
                                                                                                     (UNAUDITED)
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital........  $ 80,649  $102,374 $147,492  $ 215,878  $  257,564             $344,363
 Total assets...........   359,402   415,909  431,726    680,691     886,872              985,507
 Short-term debt........    60,070    69,697   37,762     69,254      40,214               34,763
 Long-term debt.........   132,809   132,675  175,583    156,577     266,021              354,074
 Shareholders' equity...    80,781   111,241  111,149    232,021     289,490              311,715

- --------
(1) All periods reflect the 5% stock dividend declared in August 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS

  Except for historical information contained in this Prospectus and in the documents incorporated in this Prospectus by reference, the matters discussed herein and therein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including without limitation, the effect of economic conditions, product demand, competitive products and other risks detailed herein and in the Company's other filings with the Commission. See "Risk Factors."

RESULTS OF OPERATIONS

 Comparison of the Three-Month and Nine-Month Periods Ended March 31, 1996 and 1995

  Net sales for the quarter ended March 31, 1996, totaled $339.3 million, a 9% increase over the comparable period in the prior year. Excluding Becker, sales increased 17%. Becker sales in the quarter were lower than the comparable period in the prior year due to the phase-out of a group of activities that were irrelevant to the Company's business, such as sewing machine circuit boards and air bag sensors.

  For the first nine months of the year, sales of $988.5 million were 19% above the prior year and 12% higher excluding the sales contribution of Becker from both years (Becker sales were reported for the first time in the third quarter last year).

  The Consumer Group reported higher sales for the third quarter and the nine months. Harman Kardon sales almost doubled for the quarter as the division gained market share in North America and Europe. Infinity reported vigorous sales growth, especially in Germany. The addition of the Mark Levinson and Proceed lines through the September 1995 acquisition of Madrigal contributed to the sales growth.

  The Professional Group contributed higher sales for the third quarter and the nine months, with virtually all operations reporting increased sales. JBL Professional sales were enhanced by the international success of its EON line of compact, portable sound reinforcement systems. Studer sales were lower due to several large contracts completed in the prior year.

  The OEM Group produced higher sales for the third quarter and the nine months. Shipments of high fidelity systems for the Chrysler Minivan, Ford Explorer, Jeep Grand Cherokee and Dodge Ram pickup trucks were excellent. Becker reported lower sales in the quarter due to the phase-out of the non-core businesses referred to above.

  The Company's gross profit margin for the quarter ended March 31, 1996, was 30.5% ($103.4 million) compared to 30.2% ($93.9 million) in the prior year. The increase in the gross profit margin for the quarter reflects increased operating leverage at the automotive OEM factories in North America and the United Kingdom and improved performance by Harman Kardon. The gross profit margin for the first nine months of fiscal 1996 was 30.4% ($300.8 million) compared to 31.5% ($260.6 million) in the previous year. The decrease in the gross margin percentage in the nine months primarily reflects the inclusion of Becker, which was acquired in the third quarter last year.

  Operating income as a percentage of sales was 8.2% ($27.7 million) for the third quarter ended March 31, 1996, up from 7.4% ($23.1 million) for the same period in the prior year. The increase results from improved gross margin as discussed above and lower selling, general and administrative expenses as a percentage of sales. For the first nine months, operating income as a percentage of sales was 7.5%, equivalent to the prior year.

  Interest expense for the three months ended March 31, 1996, of $7.2 million was equal to the third quarter of the prior year. For the nine months ended March 31, 1996, interest expense was $21.7 million, up from $19.1 million for the nine months ended March 31, 1995. Average borrowings outstanding were $379.7 million for the third quarter of fiscal 1996 and $354.6 million for the nine months, up from $287.3 million and $266.2 million, respectively, for the same periods in the prior year. Higher average borrowings in fiscal 1996 result from the Becker and Madrigal acquisitions and the financing of increased working capital requirements.

  The impact of the increase in average borrowings on interest expense was offset by a substantial reduction in the average interest rate on borrowings. The average interest rate on borrowings was 7.6% for the third quarter and 8.2% for the nine months ended March 31, 1996, down from 10.0% for the third quarter and 9.6% for the nine months ended March 31, 1995. The decrease in average interest rates results from generally lower market interest rates worldwide and the refinancing of unsecured lines of credit with a committed revolving credit facility agreement in September 1994. Interest expense as a percentage of sales was 2.2% for the first nine months of fiscal 1996, down from 2.3% for the comparable period in the previous year.

  Income before income taxes, minority interest and extraordinary items for the third quarter of fiscal 1996 was $20.3 million, up from $15.7 million in the previous year. For the nine months ended March 31, 1996, income before income taxes, minority interest and extraordinary items increased to $51.6 million, compared with $41.3 million in the prior year period.

  The effective tax rate for the third quarter of fiscal 1996 was 31.5% compared with 27.4% in the same period a year ago. The effective tax rate for the first nine months of fiscal 1996 was 31.6% compared with 32.6% in the prior year. The effective tax rates are below United States statutory rates due to the restructuring of certain foreign subsidiaries to take advantage of prior years' tax losses. The Company calculates its effective tax rate based upon its current estimate of annual results.

  Net income for the three months ended March 31, 1996, was $13.9 million, or $0.86 per share, compared with $11.4 million, or $0.72 per share, in the previous year. Net income for the first nine months of fiscal 1996 was $35.3 million, or $2.17 per share, compared with $27.5 million, or $1.74 per share, in the previous year. Prior year earnings per share data have been restated to give effect to the special 5% stock dividend declared and issued in August 1995.

FINANCIAL CONDITION

  Net working capital at March 31, 1996, was $344.4 million, compared with $257.6 million at June 30, 1995. Working capital increased primarily due to the increase in inventories from $236.5 million at June 30, 1995, to $302.6 million at March 31, 1996. Higher inventory levels reflect the support of increased sales volumes, requirements for new product launches in the fourth quarter and the acquisition of Madrigal.

  Borrowings under the revolving credit facility at March 31, 1996, were $212.6 million, comprised of swing line borrowings of $6.7 million, which are included in notes payable, and competitive advance borrowings and revolving credit borrowings of $205.9 million. Borrowings under the revolving credit facility at June 30, 1995, were $115.9 million, comprised of swing line borrowings of $9.7 million and competitive advance borrowings and revolving credit borrowings of $106.2 million. Increased borrowings reflect the financing of capital expenditures, additional working capital requirements, the Madrigal acquisition and final payments for the Becker acquisition. In the second quarter of fiscal 1996, the revolving credit facility was amended and increased from $220 million to $275 million, and the maturity was extended one year to September 30, 2000.

  Accrued liabilities decreased $13.1 million, from $164.1 million to $151.0 million, primarily due to the funding of previously announced restructuring programs to enhance the productivity of recent acquisitions.

  Excess of cost over fair value of assets acquired increased $14.4 million, from $122.5 million to $136.9 million, reflecting final acquisition accounting adjustments for Becker and the acquisition of Madrigal.

                                    BUSINESS

HISTORY AND DEVELOPMENT

  Since its formation in 1980, the Company has developed internally and through acquisitions the capacity to design, manufacture and market its products to compete worldwide in the most significant areas of the high-quality, high-fidelity audio markets. While the Company has existed as a separate corporate entity for only 16 years, its significant subsidiaries have been in business for substantially longer periods, some previously as part of the same enterprise and most under their current management.

  In 1953, Dr. Sidney Harman, Chairman and Chief Executive Officer of the Company, co-founded Harman Kardon to design, manufacture and market high-fidelity consumer electronic audio components. Harman Kardon was the first domestic manufacturer to produce and market a high-fidelity receiver (a combination of tuner, preamplifier and power amplifier in one chassis). In 1962, Harman Kardon was acquired by a predecessor of the Company (the "Predecessor"). The Predecessor expanded its participation in the high-fidelity field in 1969 by acquiring JBL, a domestic manufacturer of high-quality loudspeakers designed for professional and consumer markets, and by forming international subsidiaries to market and distribute its audio products in Europe and Japan. In August 1977, the Predecessor was acquired by Beatrice Foods Co. (now Beatrice Companies, Inc. ("Beatrice")), when Dr. Harman became the Under Secretary of Commerce of the United States.

  In January 1980, after the conclusion of his service as Under Secretary of Commerce, Dr. Harman organized the Company to acquire from Beatrice the JBL loudspeaker business and the international distribution companies, which together represented approximately 60% of the Predecessor's business. Since 1980, through both internal growth and a series of strategic acquisitions, the Company has (i) expanded its loudspeaker business by adding new product lines and entering new markets, (ii) broadened its consumer and professional customer base through diversification into the consumer and professional audio electronics components business and (iii) increased its manufacturing and distribution capabilities domestically and internationally in conjunction with its strategy to become a vertically-integrated designer, manufacturer and worldwide marketer of high-quality, high-fidelity audio products designed for consumer and professional use.

STRATEGY

  Harman is a leading domestic and international manufacturer and marketer of high-fidelity audio products. The Company's goal is to capitalize on its technical expertise and reputation for creating superior sound and to translate this expertise into increased market share in existing markets and into new product areas wherever an in-depth understanding of sound gives Harman a competitive edge. The key elements of its strategy are:

  Provide Superior Sound. Harman strives to provide its customers with products that deliver high-quality, high-fidelity sound. The Company and its predecessors have been leaders and innovators in loudspeaker and electronic production and technology for almost 50 years. Management believes the Company's research, development and engineering capabilities are among the most advanced in the audio field.

  Capitalize on Brand Equity. The Company believes that its brand names are well recognized worldwide for premium quality and performance. Harman believes that this strong brand name recognition has enabled it to expand its product offerings and market share in the consumer, professional and OEM audio markets, and will continue to facilitate such growth in the future.

  Pursue Market Segment Diversification. The Company has emphasized utilization of its strengths in delivering superior sound beyond the consumer and professional loudspeaker markets. Harman has expanded into the automotive OEM and aftermarket loudspeaker business both domestically and internationally. The Company has also expanded into developing areas in the consumer and professional audio electronics markets where it believes that the integration of electronics and loudspeakers will improve a product's performance or provide a systems solution, focusing most recently on home theater and branded OEM audio systems for personal computers.

  Integrate Design, Engineering, Manufacturing and Marketing. Harman has invested significant resources in developing sophisticated manufacturing processes and facilities in the United States and Europe. Management believes that its ability to manufacture innovative, high-quality products is attributable to the Company's integrated facilities, coupled with its policy of emphasizing workers' education, training and participation in the decision-making process. The Company seeks to integrate the disciplines of design, engineering, manufacturing and marketing. As distinguished from the traditional separation of these functions, management believes that communication and cooperation among all functional areas significantly reduces development time, generates products which can be more efficiently and competitively produced, and improves the Company's ability to respond to customer needs.

  Market on a Worldwide Basis. The Company and its Predecessor have been actively marketing products worldwide for almost 50 years. Harman strives to produce products that are responsive to the requirements of different international markets for functionality, appearance and performance. As a result, the Company believes that its major brands are well recognized for high quality in most major markets worldwide.

OPPORTUNITIES

  The Company believes that its well-recognized brand names, its reputation for high quality products and superior sound, and its design and manufacturing capabilities position it well to capitalize on current industry trends. To exploit opportunities created by the industry-wide transition from analog to digital processing, the Company continues to enhance existing product offerings and to develop new proprietary products, including software-driven audio systems with integrated digital architecture that permits communication among all components. Within its Consumer, Professional and OEM Groups, the Company foresees growth opportunities including the following:

  Existing and Emerging Market Segments. The Company continues to leverage its brand names to broaden its product offerings in existing market segments and enter new segments, including surround sound, home theater and audio systems for personal computers. The Company continually seeks to improve its market position in its important loudspeaker business by introducing new products that offer greater efficiency and reduced size. Further, the Company's advanced technology in loudspeakers and electronics permits it to develop integrated systems which offer substantial improvements in performance. One such example is the recent introduction of Infinity's Compositions line, which incorporates a powered subwoofer that enables the listener to enjoy home theater sound with modest power requirements. Harman offers a complete line of home theater products, including JBL's $50,000 flagship Synthesis I system; the Company believes its breadth of product offerings positions it to capitalize on the high-growth home theater market segment. Finally, the Company intends to pursue opportunities in emerging product categories such as electronic components that offer simplified digital controls, reduced size and high quality sound.

  Comprehensive, Integrated Product Offerings. Management believes that the ability to offer professional customers complete turnkey systems across its principal market segments, including broadcast and recording, sound reinforcement and musical instrument support, will permit the Company to continue increasing sales in these professional market segments. In addition, the Company believes that advances in motion picture audio and recording technology will spur demand for loudspeakers and electronics in movie theaters and recording studios. Management also expects that emerging markets in Eastern Europe and Asia will increase demand for its professional audio products and recording and broadcast equipment to satisfy infrastructure needs.

  Fully-Integrated Automotive Audio Systems. The Company believes significant growth opportunities exist within the automotive audio market to increase sales by increasing product penetration in OEM models currently supplied, expanding the number of automobile models offering its systems and adding new OEM customers. The recent Becker acquisition complements the Company's JBL, Infinity and Harman Kardon automotive audio systems and enables the Company to offer fully-integrated automotive audio systems for the first time, allowing for a substantial increase in the unit price of its audio systems. The Company believes that such systems, which incorporate a head unit, amplifiers, loudspeakers and associated electronics, also provide a platform for the Company's expansion into additional automotive electronic products such as communications, security and navigation, thereby providing the opportunity for further increases in system content.

  Computer OEM Systems. In broadening its OEM business to include personal computers, the Company has developed a series of branded audio systems for Compaq, Gateway and other manufacturers of personal computers. These audio systems provide high quality sound in a small package and substantially enhance the entertainment appeal and capabilities of the personal computer. The Company believes that the number of personal computers equipped with multimedia capabilities will continue to increase at a high rate on a worldwide basis, and that the Company is well positioned to capitalize on this emerging market segment with its JBL, Infinity and Harman Kardon brand names.

  New Technology. Through the extensive development of digital signal processing capabilities by its electronic engineering organization, the Company is generating a substantial body of intellectual property, including proprietary software titled Harman Smart TV, which enables the personal computer ("PC") to serve as a user-friendly television set. Harman Smart TV is presently bundled in Gateway 2000's new Destination product. The Company has also developed the ability to provide, on a paid subscriber basis, TV Guide(R) information to buyers of PCs equipped with Harman Smart TV. The Company currently is in discussions with other PC makers who have expressed interest in Harman Smart TV.

  The Company is also in discussions with PC makers who have indicated interest in the Company's proprietary VMAx(TM) software, which generates virtual surround sound images through only two speakers. The Company's 6 Axis(TM) surround sound system employed in the new Harman Kardon Citation Processor is of interest to a number of advanced technology users. The Company is now in discussions with several potential customers to license this technology. These and other technological developments form a body of intellectual property around which the Company believes it can develop new revenue sources.

PRODUCTS

  The Company designs, engineers, manufactures and markets worldwide a broad range of high-quality, high-fidelity audio loudspeakers and electronics for the consumer (both home and automotive aftermarket), professional (broadcast and recording, sound reinforcement, and musical instrument support) and OEM (automotive and personal computer) markets. For the first nine months of fiscal 1996, the Consumer Group accounted for approximately 33% of the Company's sales, the Professional Group contributed approximately 34% of sales and the OEM Group generated approximately 33% of sales.

  Consumer Group. The Company designs, manufactures and markets loudspeakers for the consumer market principally under the JBL and Infinity brand names. Since its formation in 1948, JBL has designed loudspeakers to appeal to audio enthusiasts who desire superior-quality sound reproduction. JBL loudspeakers sold to the consumer market employ techniques originally developed by the Company for professional use in recording studios, concert halls, theaters, airports and other acoustically-demanding environments. JBL's diverse product line gives customers a wide range of speaker choices: floorstanding, bookshelf, built-in, wireless, powered, transportable and wall or ceiling mountable loudspeakers, in styles and finishes ranging from high gloss piano lacquer to genuine wood veneers. JBL's introduction of wireless technology in the SoundEffects speaker system allows easy home theater and multi-room installation.

  From its beginning in 1968, Infinity has developed high quality loudspeakers with their own audio character, which is commonly identified as "linear," "symmetrical" or "neutral." These characteristics are expressed in sophisticated acoustic configurations utilizing injection-molded graphite speaker cone material, electro-magnetic induction tweeters and mid-range drivers. Compositions, Infinity's new home theater loudspeakers, has received excellent reviews from the high fidelity audio press for outstanding design and performance.

  The more expensive JBL and Infinity loudspeakers are housed in high-gloss lacquer or wooden veneer cabinets which complement the quality components they enclose. The Company has made significant investments in its loudspeaker cabinet production facilities in California and in Denmark and believes that they are among the most advanced cabinet production facilities in the world.

  The Company designs, manufactures and markets a broad range of consumer audio electronics products on a worldwide basis. Both JBL and Infinity also offer premium automotive aftermarket loudspeaker and amplifier products. The Company's consumer electronics products facilitate the marketing of complete systems incorporating the Company's loudspeakers, such as surround sound home theater installations.

  Founded in 1953, Harman Kardon has been a leading innovator in the development of high-quality audio components which improve the listening experience and reflect a commitment to value and ease-of-use. The realization of these principles is reflected in Harman Kardon's current product offerings, including audio-video stereo receivers featuring Dolby Pro-Logic and AC-3 technology, and front-loading, bit stream compact disc changers.

  In addition, the Company is a designer and manufacturer of Citation high-end surround sound processors, amplifiers and loudspeakers manufactured in the United States for the growing U.S. and international home theater market. AudioAccess is a leader in the field of in-home, multi-source, multi-zone sound system amplifiers and controls; and Madrigal is the manufacturer of the renowned Mark Levinson and Proceed brand audiophile high-fidelity product lines.

  Professional Group. The Company designs, manufactures and markets products in all principal segments of the professional market, offering complete systems for professional installations around the world. The Professional Group includes many of the most respected names in the industry including JBL, Soundcraft, Allen & Heath, DOD, Lexicon, AKG, BSS, dbx, Orban, Turbosound, Studer and UREI. Professional installations of Harman products include stadiums, opera houses, concert halls, recording studios, broadcast studios, theaters, cinemas and touring concerts. Sound systems incorporating components manufactured by JBL, Lexicon, AKG, Turbosound, Studer and Soundcraft are in use around the world in such places as the Great Hall of the People in Beijing, China, the Royal Danish Theater in Copenhagen and Abbey Road Studio in England. Performing artists such as Pink Floyd, U2, The Rolling Stones, Oasis and Wynton Marsalis use Harman professional equipment when on tour.

  The professional market has advanced rapidly and is heavily involved in digital technology. Harman's Professional Group is a leader in this market. The strength of the Professional Group is derived from its ability to share research and development, engineering talent and other substantial digital resources among its divisions. Soundcraft, Lexicon, Studer and DOD each have substantial digital resources and work together to achieve common goals by blending their respective areas of strength and expertise.

  The Company believes that the Professional Group's loudspeaker products are well-known for high quality and superior sound. The JBL Professional portfolio of products includes studio monitors, loudspeaker systems, power amplifiers, sound reinforcement systems, bi-radial horns, theater systems and surround sound systems as well as industrial loudspeakers. The AKG acquisition has provided the Company with additional professional loudspeaker market strength through the addition of the Turbosound Floodlight and Flashlight loudspeaker lines.

  OEM Group. Harman is a leading global manufacturer of premium branded automotive OEM audio systems. In its sale of loudspeakers, head units and other audio products to the automotive OEM market, the

Company takes advantage of its expertise in the design and manufacture of high-quality loudspeakers, radios and other electronics, as well as the reputation for quality associated with its JBL, Infinity, Harman Kardon and Becker brand names. The Company's expertise in designing and manufacturing transducers utilizing special materials allows the Company to collaborate with automobile manufacturers to design lighter sound systems that contribute to increases in automobile fuel efficiency. The addition of head unit and other electronics expertise through the Becker acquisition now enables the Company to provide complete high-fidelity audio systems solutions to automobile manufacturers.

  The Company manufactures audiophile OEM sound systems for automobiles, including Infinity systems sold to Chrysler and Mitsubishi in models such as Chrysler's Jeep Grand Cherokee and Mitsubishi's 3000GT, JBL systems sold to Ford in models such as Lincoln's Continental and Ford's Windstar Minivan and Harman Kardon systems sold to BMW (3-series), Jaguar, Saab and Land Rover (Range Rover), as well as a non-branded premium system sold to Toyota for the Avalon. These premium OEM audio systems are engineered individually for each automobile model to maximize acoustic performance. Becker supplies head units and other electronics to Mercedes, BMW and Porsche.

  The Company manufactures a series of "JBL-Pro" branded audio systems for Compaq's Presario line of personal computers and a higher-powered Harman Kardon system for Gateway's new Destination TV-PC product. Destination also includes Harman's Smart TV. These audio systems provide high-quality sound and thus enhance the appeal and capability of the personal computer as an entertainment device.

MANUFACTURING

  The Company believes that its manufacturing capabilities are essential to maintaining and improving the quality and performance of its products. The Company manufactures most of the loudspeakers and electronics products that it sells other than Harman Kardon electronic components.

  The Company's manufacturing capabilities with respect to loudspeakers include producing high-gloss lacquer and wooden veneer loudspeaker enclosures, milling wire, winding voice coils and using numerically controlled lathes and other machine tools to produce its many precision components. Particularly with respect to loudspeakers, better quality is often achieved through attention to many relatively small details resulting in the ability to respond quickly to changes in customer demands. The Company believes that its high degree of manufacturing integration permits it to produce more consistently uniform high performance products. Moreover, the Company has been able to apply technology and materials developed for one line of products to other product lines. The Company uses common manufacturing facilities to achieve economies of scale, while maintaining competition among its subsidiaries in engineering, product development and marketing.

  The Company's principal domestic manufacturing facility is located in Northridge, California, where it manufactures JBL and Infinity loudspeakers, including cabinets, as appropriate, for consumer, professional, automotive aftermarket and personal computer markets and amplifiers for the automotive OEM market and the automotive aftermarket. The Company manufactures loudspeakers and assembles sound systems for the OEM automotive market in Martinsville, Indiana. DOD manufactures its professional electronic products at its facility in Sandy, Utah. Lexicon manufactures its professional electronic products predominantly at its Waltham, Massachusetts facility. Many of the Company's manufacturing facilities are certified as conforming to the requirements of ISO 9000 for manufacturing, engineering and service, and Harman Motive enjoys a Q-1 certified supplier rating from Ford and holds the Q-E certification from Chrysler.

  In addition to the Company's U.S. manufacturing capacity, the Company has established a strong manufacturing presence in Europe to better respond to customer demands in that market. Audax Industries SNC ("Audax"), a manufacturer of high-quality, high-performance tweeters, manufactures speakers in

France, and the Company's Lydig of Scandinavia A/S ("Lydig") subsidiary manufactures cabinet enclosures and assembles complete JBL and Infinity loudspeakers in Denmark. The Company's international speaker manufacturing facilities enable the Company to compete more effectively in Europe. Harman manufactures automotive OEM loudspeakers and Soundcraft manufactures mixing boards at their respective facilities in the United Kingdom. In Germany, Becker manufacturers high quality head units for Mercedes Benz and other leading European auto makers. Studer and AKG have professional electronics manufacturing operations in Switzerland and Austria.

MARKETING AND DISTRIBUTION

  The Company's products are sold domestically and internationally in the consumer, OEM and professional markets. The consumer market for audio entertainment systems consists of home and automotive aftermarket. The OEM market includes automobile manufacturers who purchase components and systems on either a branded or generic basis and manufacturers of personal computers. The Company's professional market includes a wide range of professional uses, from musical performances to commercial and public installations.

  The Company primarily markets its consumer audio products through audio and audio-video specialty stores and certain audio-video chain stores, such as Circuit City in North America and MediaMarkt in Germany. The Company enjoys broad distribution of its products and particularly seeks dealers who emphasize high-quality audio systems and who are knowledgeable about the characteristics of audio products. The Company's sales and marketing activities include dealer education programs and comprehensive product literature. The Company's dealers typically stock a number of home audio equipment lines including competing products (sometimes both JBL and Infinity loudspeakers) and may also carry automobile audio systems and other consumer-oriented electronics products.

  The Company's professional audio products are marketed worldwide through professional sound equipment dealers, including engineered-sound contractors which directly assist major users. The Company's sales and marketing group for its professional products is separate and independent from its consumer products sales and marketing group.

  The Company markets its branded OEM audio products to automobile and personal computer manufacturers. OEM customers include Chrysler, Mercedes Benz, Ford, Range Rover, Mitsubishi, BMW, Toyota, Porsche, Jaguar and Saab in the automotive segment and Compaq and Gateway in the personal computer segment.

GEOGRAPHIC BUSINESS DATA

  The Company's predominant business is the design, manufacture and worldwide distribution of high-fidelity audio products. The following table shows net sales by geographic segment for each of the fiscal years in the three-year period ended June 30, 1995, and for the nine-month periods ended March 31, 1995 and 1996.

                                                                                                     NINE MONTHS
                                                                                                             ENDED
                                      FISCAL YEAR ENDED JUNE 30,           MARCH 31,
                                             ----------------------------------            -------------------
                                                1993      1994         1995                 1995      1996
                                              --------    --------    -----------            --------  ---------
                                                (IN THOUSANDS)                       (UNAUDITED)
Net sales:
  U.S.................................... $449,254  $673,305  $  784,989   $559,387  $ 647,474
  International......................  228,052    282,191       502,809     355,206    479,184
  Intercompany/interregion..  (62,393)   (93,349)     (117,574)    (86,775)  (138,176)
                                             -----------   ----------   -------------   -----------  ------------
    Total............................... $664,913  $862,147   $1,170,224  $827,818  $ 988,482
                                            =======   ======   ========   ======   =======

                                   MANAGEMENT

  The following table sets forth the names, ages and positions of the Directors and Executive Officers of the Company as of April 30, 1996.

                    NAME                     AGE              POSITION
                    ----                     ---              --------
  Sidney Harman.............................  77 Chairman of the Board of
                                                  Directors and Chief Executive
                                                  Officer
  Bernard A. Girod..........................  54 President, Chief Operating
                                                  Officer, Chief Financial
                                                  Officer, Secretary and Director
  Shirley Mount Hufstedler..................  70 Director
  Ann McLaughlin............................  54 Director
  Edward H. Meyer...........................  69 Director
  Thomas Jacoby.............................  41 President-Harman Consumer Group
  Philip Hart...............................  51 President-Harman Professional
                                                  Group
  Gregory P. Stapleton......................  49 President-Harman OEM Group
  Jerome H. Feingold........................  54 Vice President-Quality
  Frank Meredith............................  38 Vice President, General Counsel
                                                  and Assistant Secretary
  Sandra B. Robinson........................  36 Vice President-Financial
                                                  Operations
  Floyd E. Toole............................  57 Vice President-Engineering
  William S. Palin..........................  53 Vice President-International
                                                  Controller

  The principal occupation of each Director and Executive Officer for at least the last five years is set forth below.

  Sidney Harman, Ph.D., the Company's founder, has been Chairman of the Board and Chief Executive Officer since the Company's formation in 1980. Dr. Harman served as Under Secretary of Commerce of the United States from 1977 through 1978.

  Bernard A. Girod has been President of the Company since March 1994, Chief Operating Officer of the Company since March 1993, Chief Financial Officer of the Company since September 1986, Secretary of the Company since November 1992 and a Director of the Company since 1993. From September 1979 to September 1986, Mr. Girod was the Vice President and General Manager of Permacel, a subsidiary of Avery International and Vice President of Planning and Business Development for Avery International. From 1977 to 1979, Mr. Girod was the Chief Financial Officer of the Predecessor of the Company.

  Shirley Mount Hufstedler has been a Director of the Company since September 1986. Ms. Hufstedler is and has been for the past fifteen years in private law practice. She served as Secretary of Education of the United States from 1979 to 1981 and as a judge on the United States Court of Appeals for the Ninth Circuit from 1968 to 1979. Ms. Hufstedler is a Director of U S WEST, Inc. and Director Emeritus of Hewlett-Packard Company. She is currently with the firm of Morrison & Foerster in Los Angeles, California and, from 1981 to March 1995, was with the firm of Hufstedler & Kaus.

  Ann McLaughlin has been a Director of the Company since November 14, 1995. She served as Secretary of Labor of the United States under President Reagan from 1987 until 1989. Ms. McLaughlin is a director of AMR, General Motors Corporation, Kellogg Company and Nordstrom, Inc. She is a member of the Board of Overseers of the Wharton School of the University of Pennsylvania and a member of the Board of the Nixon Center for Peace and Freedom.

  Edward H. Meyer, who was elected a Director of the Company in July 1990, has been the Chairman of the Board, Chief Executive Officer and President of Grey Advertising, Inc., New York, New York, an advertising firm, since 1972. Mr. Meyer serves as a Director for May Department Stores Company, Bowne & Co., Inc., Ethan Allen Interiors, Inc., and as a Director/trustee of thirty-five mutual funds advised by Merrill Lynch Asset Management, Inc.

  Thomas Jacoby has been President of the Harman Consumer Group since February 1993. Prior to that time, Mr. Jacoby served as President of JBL Consumer since August 1990. From July 1988 to August 1990, Mr. Jacoby served as Executive Vice President of Harman Kardon.

  Philip J. Hart has been President of the Harman Professional Group since November 1993. Prior to that time, Mr. Hart served as President of Soundcraft since Harman's 1988 acquisition.

  Gregory P. Stapleton has been President of the Harman OEM Group since October 1987. Prior to his association with the Company, he was Senior Vice President of General Electric Venture Capital Corporation from January 1986 to September 1987, and was General Manager, Industrial Products Section, Factory Automation Products Division of General Electric Corporation from October 1982 through December 1985.

  Jerome H. Feingold has been the Vice President-Quality of the Company since January 1992. Prior to that time, Mr. Feingold served as President of Harman Speaker Manufacturing since July 1985. Prior to 1985, Mr. Feingold held various management positions within the manufacturing division of the Company.

  Frank Meredith has been the Vice President, General Counsel and Assistant Secretary of the Company since July 1992. Prior to that time, Mr. Meredith held other positions within the Company since May 1985.

  Sandra B. Robinson has been Vice President-Financial Operations since November 1992. Prior to that time, Ms. Robinson was Director of Corporate Accounting and has been employed by the Company since December 1984.

  Floyd E. Toole, Ph.D., joined the Company as Vice President-Acoustic Research in November 1991. Prior to joining the Company, Dr. Toole spent 25 years, most recently as Senior Research Officer, with the National Research Council of Canada's Acoustics and Signal Processing Group. At the National Research Council, Dr. Toole worked to develop psychoacoustic-optimized adaptive digital techniques for improving the performance of loudspeakers in rooms.

  William S. Palin has been Vice President-International Controller of the Company since March 1994. Prior to joining the Company, Mr. Palin was a partner of MacHardy Palin & Co. from July 1978 to March 1994. From July 1978 to January 1982, Mr. Palin served as an officer of two of the Company's international subsidiaries.

                              SELLING STOCKHOLDERS

  Sidney Harman, who has been the Chairman of the Board and Chief Executive Officer of the Company since its founding in 1980, and the family members and family-related entities set forth below (collectively, the "Selling Stockholders"), are offering shares pursuant to this Prospectus. The table below sets forth certain information regarding the beneficial ownership of Common Stock, as of April 30, 1996, by the Selling Stockholders both before and after giving effect to the Offering.

                                   Shares Beneficially Owned                      Shares Beneficially Owned
                                         Before the Offering                                   After the Offering
                                        --------------------------                                ------------------------
Name and Address of                                          Shares to be Sold
Selling Stockholders       Number    Percentage    in the Offering   Number      Percentage
- -------------------------        --------     -------------    -----------------     ---------       -------------
Sidney Harman ..........  2,816,706(1)   16.83%       1,450,000(2)    1,366,706(3)(4)   7.30%(4)
1101 Pennsylvania Ave.,
N.W., Suite 1010
Washington, D.C. 20004

The Sidney Harman
Charitable Remainder
Trust .........................      500,000          3.07%           500,000                      0             0.00%
c/o William Zabel, Trustee
Schulte, Roth & Zabel
900 Third Avenue
New York, NY  10022

The Harman Family
Foundation  ..............        50,000           0.31%            50,000                      0             0.00%
1101 Pennsylvania Ave.,
N.W., Suite 1010
Washington, D.C.  20004

- --------
(1) Includes 124,987 shares of Common Stock with respect to which Dr. Harman has sole voting and investment power; 460,950 shares of Common Stock subject to stock options exercisable as of April 30, 1996 or within 60 days thereof; 1,486,107 shares held in a trust with respect to which Dr. Harman has sole dispositive and sole voting power; 428,934 shares held in two irrevocable trusts for various family members with respect to which Dr. Harman has sole voting power but shared dispositive power; 312,578 shares held by family members of which Dr. Harman has sole voting power pursuant to 3-year revocable proxies and for which Dr. Harman disclaims beneficial ownership; and 3,150 shares held by family members with respect to which Dr. Harman has no voting power or dispositive power and also disclaims beneficial ownership. The 460,950 shares of Common Stock subject to stock options described above include a premium/performance option to purchase 315,000 shares of Common Stock (the "Option"), which was granted to Dr. Harman on November 9, 1993.
(2) The 1,450,000 shares to be sold by Dr. Harman in the Offering will include; all of the 124,987 shares of Common Stock with respect to which Dr. Harman has sole voting and investment power; 784,679 shares held in the Sidney Harman 1987 Revocable Trust with respect to which Dr. Harman has sole dispositive power and sole voting power; 367,437 shares held in two irrevocable trusts for various family members with respect to which Dr. Harman has sole voting power but shared dispositive power with his spouse, The Honorable Jane Harman; 171,847 shares held by family members (51,900 shares held by Barbara Harman, 40,000 shares held by Paul Harman, 33,947 shares held by Lynn Harman, and 46,000 shares held by Gina Harman) for which Dr. Harman has sole voting power pursuant to 3-year revocable proxies and for which Dr. Harman disclaims beneficial ownership; and 1,050 shares held by The Honorable Jane Harman with respect to which Dr. Harman has no voting power or dispositive power and also disclaims beneficial ownership. Certain Selling Stockholders have granted to the Underwriters 30-day options to purchase, in the aggregate, up to 300,000 additional shares of Common Stock, solely to cover over-allotments, if any. If these over-allotment options are exercised, the Sidney Harman 1987 Revocable Trust will sell an additional 300,000 shares of Common Stock.
(3) Includes 460,950 shares of Common Stock subject to stock options exercisable as of April 30, 1996 or with 60 days thereof; 685,717 shares held in trust with respect to which Dr. Harman has sole dispositive power and sole voting power; 77,208 shares held in two irrevocable trusts for various family members with respect to which Dr. Harman has sole voting power but shared dispositive power; 140,731 shares held by family members for which Dr. Harman has sole voting power pursuant to 3-year revocable proxies and for which Dr. Harman disclaims beneficial ownership; and 2,100 shares held by family members with respect to which Dr. Harman has no voting power or dispositive power and also disclaims beneficial ownership.
(4) If the over-allotment options granted by certain Selling Stockholders are exercised in full, such Selling Stockholders would beneficially own 1,066,706 (5.60% of the outstanding Common Stock) after completion of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). As of April 30, 1996, 16,270,953 shares of Common Stock were outstanding, held by approximately 222 holders of record and 1,172,538 shares of Common Stock were reserved for issuance upon the exercise of outstanding stock options. Following the Offering the Company will have 30,556,509 authorized but unissued and unreserved shares of Common Stock (30,256,509 assuming exercise of the Underwriters' over-allotment options in full). As of the date of this Prospectus, the Company has no outstanding Preferred Stock. The Common Stock has no conversion, redemption, cumulative voting or preemptive rights. The following description of the Company's capital stock is a summary and is qualified in its entirety by reference to the documents incorporated by reference and to the Certificate and the By-Laws.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors of the Company with respect to any series of the Preferred Stock, the holders of such shares exclusively possess all voting power. The Certificate does not provide for cumulative voting in the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available for such purpose, after payment of dividends required to be paid on outstanding Preferred Stock, if any. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of the holders of any Preferred Stock then outstanding. All outstanding shares of Common Stock are, and upon issuance the shares offered by the Company hereby will be, fully paid and nonassessable.

  The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services, Encino, California.

PREFERRED STOCK

  The Board of Directors has authority, without any further vote or action by the stockholders, to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including the voting rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, amounts payable upon liquidation, and the number of shares constituting any series or the designation of such series. The Company has no current plan to issue or sell any of the Preferred Stock, but reserves the right to do so in the future.

                     CERTAIN PROVISIONS OF THE CERTIFICATE,
                          THE BY-LAWS AND DELAWARE LAW

  The Certificate and the By-Laws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Certificate and the By-Laws.

FAIR PRICE PROVISIONS

  The Certificate contains provisions (the "Fair Price Provisions") that raise the affirmative vote required to approve certain "Business Combinations" (as defined below) involving an "Interested Stockholder" (as defined below) to at least 66 2/3% of the votes of the outstanding capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"), unless the transaction is approved by a majority of disinterested directors or unless specified price criteria described below and procedural requirements are satisfied. A "Business Combination" is defined by the Certificate to include any of the following transactions with, or proposed by, an Interested Stockholder or affiliate: a merger or consolidation; a sale, lease or other disposition of the Company's assets having an aggregate fair market value of $10 million or more; the issuance or transfer by the Company of securities of the Company having an aggregate fair market value of $10 million or more; a plan of dissolution proposed by an Interested Stockholder; or a reclassification of securities or recapitalization of the Company disproportionately favorable to an Interested Stockholder. An "Interested Stockholder" is defined by the Certificate to include any person or entity, other than the Company or any subsidiary or employee benefit plan thereof, which owns beneficially or controls directly or indirectly 20% or more of the shares of the Voting Stock.

  The 66 2/3% voting requirement is not applicable if certain procedural requirements are met and if, in the case of a Business Combination involving payments to holders of Common Stock, the fair market value per share of such payments is equal to the greater of (i) the highest per share price paid by the Interested Stockholder to purchase shares of Common Stock in the two-year period prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or in the transaction in which it became an Interested Stockholder (whichever is greater), and (ii) the fair market value per share of Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (whichever is greater). In addition, the consideration to be paid to the Company's stockholders must be either cash or the same consideration used by the Interested Stockholder in acquiring the largest part of its Voting Stock prior to the Announcement Date.

SUPERMAJORITY VOTE REQUIREMENTS

  The Certificate provides that a vote of the holders of 66 2/3% or more of the voting power of the Voting Stock is required to amend, alter or repeal, or to adopt any provision inconsistent with, the Fair Price Provisions or the provisions relating to the classified board of directors and ancillary matters. The Certificate also provides that the stockholders may take action only at meetings and that directors may only be removed for cause and by a 66 2/3% vote.

ANTI-TAKEOVER STATUTE

  Section 203 of the Delaware General Corporation Law ("DGCL") is applicable to corporate takeovers in Delaware. Subject to certain exceptions set forth herein, Section 203 of the DGCL provides that a corporation may not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, and the affiliates and associates of such person. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period.

                                  UNDERWRITING

  Montgomery Securities, Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc. and J.P. Morgan Securities Inc. (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                                      NUMBER OF
                             UNDERWRITER                                SHARES
                             ---------------------                                  ---------
Montgomery Securities...................................................
Donaldson, Lufkin & Jenrette Securities Corporation....
Lehman Brothers Inc.......................................................
J.P. Morgan Securities Inc. ............................................
                                                                                           ---------
    Total...........................................................................  4,000,000
                                                                                         ========

  The Underwriters have advised the Company and certain Selling Stockholders that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may
allow to selected dealers a concession of not more than $   per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $   per share to certain other dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Stockholders have granted options to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 additional shares of Common Stock from the Company and 300,000 shares from such Selling Stockholders to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. Such options granted by the Company and such Selling Stockholders must be exercised pro rata. To the extent that the Underwriters exercise these options, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or will contribute to payments the Underwriters may be required to make in respect thereof.

  Sidney Harman has agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Montgomery Securities, subject to certain exceptions. The Company has also agreed not to offer, sell, contract to sell or otherwise dispose of any shares of the Common Stock for a period of 90 days after the date of this Prospectus, without the prior written consent of Montgomery Securities, subject to certain limited exceptions.

                                    EXPERTS

  The consolidated financial statements and schedule of Harman International Industries, Incorporated and subsidiaries as of June 30, 1995 and 1994 and for each of the years in the three-year period ended June 30, 1995, incorporated herein by reference, have been incorporated in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Washington, D.C. and New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Company's Common Stock is listed on the NYSE. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission, at prescribed rates. In addition, such reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed with the Commission by the Company are incorporated in this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the year ended June 30,
  1995;

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995;

    3. The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995;

    4. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

    5. The Company's Current Report on Form 8-K filed on May 6, 1996; and

    6. The Company's Form 8, Amendment No. 1, dated November 13, 1986, to its Form 8-A Registration Statement.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Harman International Industries, Incorporated, 1101 Pennsylvania Avenue, N.W., Suite 1010, Washington, D.C. 20004 (telephone number (202) 393-1101), Attention:
Bernard A. Girod, President.

Harman
worldwide

                              [MAP APPEARS HERE]

Europe                                             34%
Asia                                                 16%
Mid-East Mediterranean                   1%
Africa                                                1%
Pacific Rim                                       1%
North America                                46%
South America,
    Central America, Caribbean         1%

                      Fiscal 1995 Sales Revenue
                      This map has been drawn to suggest
                      the relative proportion of the Company's fiscal 1995 sales in world markets where we are active.

============================================================================

 No dealer, sales representative, or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                              -------------------
                               TABLE OF CONTENTS
                              -------------------

                                                                                                                  Page
                                                                                                                   ----
Prospectus Summary................................................................................    3
Risk Factors..............................................................................................    7
Use of Proceeds........................................................................................    9
Price Range for Common Stock...............................................................    9
Dividend Policy........................................................................................    9
Capitalization...........................................................................................   10
Selected Consolidated Financial Data......................................................   11
Management's Discussion and Analysis of Financial Condition and
 Results of Operations..............................................................................   12
Business...................................................................................................   14
Management............................................................................................   20
Selling Stockholders................................................................................   22
Description of Capital Stock...................................................................   23
Certain Provisions of the Certificate, the
 By-Laws and Delaware Law..................................................................   23
Underwriting...........................................................................................   25
Experts....................................................................................................   26
Legal Matters..........................................................................................   26
Available Information............................................................................   26
Incorporation of Certain Information by Reference...............................   27

============================================================================


============================================================================

                               4,000,000 SHARES

                             HARMAN INTERNATIONAL
                           INDUSTRIES, INCORPORATED

                 [LOGO OF HARMAN INTERNATIONAL APPEARS HERE]

                                 COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                             MONTGOMERY SECURITIES

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                LEHMAN BROTHERS

                               J.P. MORGAN & CO.

                                  May  , 1996

============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Estimated expenses of the Company in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, are as follows:

   ITEM                                                                      AMOUNT
   ----                                                                              --------
   S.E.C. Registration Fee............................................ $  75,444
   NYSE Initial Listing Fee..........................................     29,500
   NASD Filing Fee......................................................    22,379
   Printing and Engraving Expenses.............................  200,000
   Legal Fees and Expenses..........................................  250,000
   Accounting Fees and Expenses.................................    60,000
   Blue Sky Fees and Expenses.....................................    15,000
   Transfer Agent Fees and Expenses...........................      5,000
   Miscellaneous............................................................    17,677
                                                                                        --------
     Total........................................................................ $675,000
                                                                                     ========

  None of these expenses will be borne by the Selling Stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Set forth below is a description of certain provisions of the Certificate, the By-Laws and the DGCL, as such provisions relate to the indemnification of the directors and officers of the Company. This description is intended only as a summary and is qualified in its entirety by reference to the Certificate, the By-Laws and the DGCL.

ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES

  Article Tenth of the Certificate provides directors of the Company, to the fullest extent permitted by law, insulation from personal liability to the Company or to its stockholders or with respect to any acts or omissions in the performance of the director's duties as a director of the Company. Section 102(b)(7) of the DGCL permits corporations to eliminate or limit the personal liability of their directors by adding to the certificate of incorporation:

  A provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) For any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for [paying a dividend or approving a stock purchase that is a violation] under section 174 of [the DGCL], or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this paragraph to a director shall also be deemed to refer (x) to a member of the governing body of a corporation which is not authorized to issue capital stock, and (y) to such other person or persons, if any, who, pursuant to a provision of the certificate of incorporation in accordance with (S) 141(a) of [the DGCL], exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by this title.

  While Article Tenth of the Certificate provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of the duty of care. The provisions of Article Tenth as described above apply to officers of the Company only if they are directors of the Company and are acting in their capacity as directors, and does not apply to officers of the Company who are not directors.

INDEMNIFICATION AND INSURANCE

  Section 145 of the DGCL sets forth provisions which define the extent to which a corporation organized under the laws of Delaware may indemnify directors, officers and employees. Those provisions have been incorporated by reference by the Company in Article VIII of the By-Laws. Section 145 provides in pertinent part as follows:

    (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
  (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

    (e) Expenses (including attorneys' fees) incurred by an officer or director in defending a civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

    (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

    (h) For purposes of this section, references to "the corporation' shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

    (i) For purposes of this section, references to "other enterprises' shall include employee benefit plans; references to "fines' shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation' shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation' as referred to in this section.

    (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

ITEM 16. EXHIBITS.

EXHIBITS

  The following exhibits are to be filed as a part of this Registration Statement. Where such filing is made by incorporation by reference (IBR) to a previously filed statement or report, such statement or report is identified in parenthesis.

                                                                     SEQUENTIAL
 EXHIBIT NO.                      DESCRIPTION                         PAGE NO.
 -----------                      -----------                        ----------
      1.1    Form of Underwriting Agreement
      4.1    Restated Certificate of Incorporation filed with the       IBR
              Delaware Secretary of State on October 7, 1986, as
              amended by the Certificates of Amendment filed with
              the Delaware Secretary of State on November 13, 1986
              and on November 9, 1993. (Filed as Exhibit 4.1 to
              Amendment 1 to the Company's Registration Statement
              on Form S-3 dated November 15, 1993 (File No. 1-
              9764) and hereby incorporated by reference.)
      4.2    Amended By-Laws of Harman International Industries,        IBR
              Incorporated. (Filed as Exhibit 4.5 to the Quarterly
              Report on Form 10-Q for the quarter ended March 31,
              1992 (File No. 0-15147) and hereby incorporated by
              reference.)
       5.1    Opinion of Jones, Day, Reavis & Pogue
     23.1    Consent of KPMG Peat Marwick LLP, Independent
                Auditors
     23.2    Consent of Jones, Day, Reavis & Pogue (included in
                Exhibit 5.1)
     24.1 *  Power of Attorney (included on page II-5)

*  Previously filed.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

  For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                                SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOS ANGELES, STATE OF CALIFORNIA ON MAY 13, 1996.

                                       Harman International Industries,
                                        Incorporated


                                       By:        /s/ Bernard A. Girod
                                          --------------------------------------
                                                      BERNARD A. GIROD
                                            PRESIDENT, CHIEF OPERATING OFFICER,
                                           CHIEF FINANCIAL OFFICER AND SECRETARY


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

             SIGNATURES                              TITLE                        DATE
             ------------------                               -------                          -------
                     *                                      Chairman of the             May 13, 1996
- -------------------------------------                Board of Directors
        SIDNEY HARMAN                        and Chief Executive
                                                                 Officer (Principal
                                                                 Executive Officer)

  /s/ Bernard A. Girod                           President, Chief             May 13, 1996
- -------------------------------------                Operating Officer,
       BERNARD A. GIROD                     Chief Financial
                                                                 Officer, Secretary
                                                                 and Director (Principal
                                                                 Financial and
                                                                 Accounting Officer)

                      *                                     Director                          May 13, 1996
- -------------------------------------------
      SHIRLEY M. HUFSTEDLER

                      *                                     Director                          May 13, 1996
- ----------------------------------------
      EDWARD H. MEYER

                      *                                     Director                          May 13, 1996
- -------------------------------------
          ANN MCLAUGHLIN


     *  The undersigned by signing his name hereto does sign and execute this Amendment No. 1 to the
Registration Statement on Form S-3 on the date indicated below pursuant to the Powers of Attorney executed on behalf of the above-named directors and previously filed with the Securities and Exchange
Commission.

                                                                             /s/ Bernard A. Girod
                                                                          --------------------------------
                                                                                  BERNARD A. GIROD
                                                                                  Attorney-in-Fact

May 13, 1996

                                 EXHIBIT INDEX

                                                                                    SEQUENTIAL
 EXHIBIT NO.             DESCRIPTION                         PAGE NO.
 -----------                      -------------------                          ----------
      1.1      Form of Underwriting Agreement
      4.1      Restated Certificate of Incorporation filed with the       IBR
                 Delaware Secretary of State on October 7, 1986, as
                 amended by the Certificates of Amendment filed with
                 the Delaware Secretary of State on November 13, 1986
                 and on November 9, 1993. (Filed as Exhibit 4.1 to
                 Amendment 1 to the Company's Registration Statement
                 on Form S-3 dated November 15, 1993 (File No.
                 1-9764) and hereby incorporated by reference.)
      4.2      Amended By-Laws of Harman International Industries,        IBR
                 Incorporated. (Filed as Exhibit 4.5 to the Quarterly
                 Report on Form 10-Q for the quarter ended March 31,
                 1992 (File No. 0-15147) and hereby incorporated by
                 reference.)
       5.1     Opinion of Jones, Day, Reavis & Pogue
     23.1     Consent of KPMG Peat Marwick LLP, Independent Auditors
     23.2     Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)
     24.1*    Power of Attorney (included on page II-5)

*  Previously filed





                                       1